EXHIBIT 20


                 THERMO INSTRUMENT SYSTEMS ANNOUNCES INTENT TO
             ACQUIRE SEVERAL ENVIROTECH BUSINESSES OF BAKER HUGHES


WALTHAM, Mass., January 31, 1994 -- Thermo Instrument Systems Inc. (ASE-THI) announced today its intention to acquire several of the businesses that constitute the EnviroTech Measurements & Controls group of Baker Hughes Incorporated for a cash purchase price of approximately $93 million. The company intends to acquire the EnviroTech Controls, Noran Instruments, TN Technologies, and Tremetrics businesses, which collectively design, manufacture, and market a variety of process control, process measurement, and laboratory analytical products for use in a wide range of industrial, energy, environmental, and research applications.

  Thermo Electron Corporation, the parent company of Thermo Instrument Systems, has entered into an acquisition agreement with Baker Hughes with respect to this transaction and a related transaction in which another Thermo Electron subsidiary, Thermedics Inc., will acquire Ramsey Technologies and Epsilon Industrial, also part of the EnviroTech Measurements & Controls group. Thermo Electron will assign its rights to acquire the respective businesses to Thermo Instrument Systems and Thermedics. Consummation of the acquisitions is subject to regulatory approval and other closing conditions.

  The businesses to be acquired by Thermo Instrument Systems had combined sales of approximately $129 million in the fiscal year ended September 30, 1993.

  "We are excited about the opportunities these new businesses represent in terms of complementary technologies and additional markets," said Arvin H. Smith, president and chief executive officer of Thermo Instrument Systems. "We're gaining two more fundamental analytical technologies - gas chromatography and X-ray fluorescence - that address key portions of worldwide markets. We also are gaining a greater presence in on-line process instrumentation, another market in which we believe we can build a strong competitive position."

  Thermo Instrument Systems develops, manufactures, and markets analytical instruments used to detect and monitor air pollution, radioactivity, complex chemical compounds, and toxic metals and other elements in a broad range of liquids and solids. The company also provides environmental science and engineering services, laboratory-based testing, and nuclear health physics services. Thermo Instrument Systems is a public subsidiary of Thermo Electron Corporation.

                                     # # #